Exhibit 2.1

SHARE CERTIFICATE

Number of certificate	Number of shares

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

Incorporated in the Cayman Islands under the Companies Act (as Revised)

Authorized Share Capital is US$50,000 divided into:

i)	1,900,000,000 Class A Ordinary Shares of a par value of US$0.000025 each; and

ii)	100,000,000 Class B Ordinary Shares of a par value of US$0.000025 each.

This is to certify that [Name] of [Address] is the registered holder of [Number] [Share Class] shares of [Value] each being [partly paid to the extent of [amount in words] [amount in numerals] per share]]/[fully paid][and numbered [number]] in the above-named company, subject to the memorandum and articles of association of the company.

[Transfer date]

Director	Director/Secretary